Via EDGAR

December 20, 2012

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	CSG Systems International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 0-27512

Dear Ms. Blye,

This is in reference to your letter to Mr. Peter E. Kalan dated December 6, 2012. This letter is to confirm your conversation with our outside counsel pursuant to which you agreed to grant our request for a 10 business day extension to file our response. We will file our response on or before January 7, 2013. We remain available to discuss our response or this requested extension in the interim.

Thank you in advance for your consideration.

Sincerely,

/s/ Joseph T. Ruble
Joseph T. Ruble
Executive Vice President, General Counsel, Corporate Secretary and
Chief Administrative Officer

dkb

c:	Peter E. Kalan, Chief Executive Officer and President
Randy R. Wiese, Executive Vice President and Chief Financial Officer

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